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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549



                         SCHEDULE 14D-9
       Solicitation/Recommendation Statement Pursuant to
    Section 14(d)(4) of the Securities Exchange Act of 1934
                       (Amendment No. 1)


                BRAUVIN INCOME PROPERTIES L.P. 6
                   (Name of Subject Company)


                Brauvin Income Properties L.P. 6
            (Names(s) of Person(s) Filing Statement)

                 Limited Partnership Interests
                 (Title of Class of Securities)


                         Not Applicable
             (CUSIP Number of Class of Securities)


                Thomas E. Murphy, Treasurer and
                    Chief Financial Officer
                        Brauvin 6, Inc.
              30 North LaSalle Street, Suite 3100
                    Chicago, Illinois 60602
             (Name, address and telephone number of
              person authorized to receive notices
              and communications on behalf of the
                   persons filing statement)


                        With a copy to:

                     Don S. Hershman, Esq.
                         Holleb & Coff
                   55 East Monroe, Suite 4100
                    Chicago, Illinois 60603
                         (312) 807-4660

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Item 1.        Security and Subject Company

     The name of the subject company is Brauvin Income Properties L.P. 6, a Delaware limited partnership (the "Partnership"). Jerome
J. Brault and Brauvin 6, Inc., an Illinois corporation, are the general partners of the Partnership (the "General Partners"). The principal executive offices of the Partnership and the General Partners are located at 30 North LaSalle Street, Suite 3100, Chicago, Illinois 60602. The title of the class of equity securities to which this statement relates is the units of limited partnership interest of the Partnership (the "Units").

Item 2.        Tender Offer of the Bidder

     This statement relates to a tender offer by Accelerated High Yield Pension Investors, L.P.; Accelerated High Yield Institutional Investors, L.P.; Accelerated High Yield Institutional Fund, L.P.; Mackenzie Patterson Value Fund 5, LLC; and Mackenzie Patterson Special Fund, L.P. (collectively, the "Bidder" or the "Purchaser") disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated October 15, 1998 to purchase up to 784 Units at a purchase price equal to $475 per Unit, less the amount of any distributions declared or made with respect to the Units between October 15, 1998 (the "Offer Date") and November 13, 1998 or such other date to which this Offer may be extended (the "Expiration Date") (the "Offer Consideration"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 15, 1998 and the related Letter of Transmittal (the "Offer to Purchase" or the "Offer"). On November 5, 1998, the Company received Amendment No. 1 to the Schedule 14D-1 (the "Amended
Schedule 14D1") and on November 13, 1998, the Company received Amendment No. 2 to the Schedule 14D1 (the "Seconded Amended
Schedule 14D-1"). These Amended Schedule 14D-1's extended the Bidder's tender offer to 12:00 midnight, December 7, 1998.

     Based on the information in the Schedule 14D-1, as amended, the business address of the person authorized to receive notices and communications on behalf of the Purchasers is Mackenzie
Patterson, Inc., 1640 School Street, Moraga, California 94556 (the
"Depositary").

Item 3.        Identity and Background

     (a) The name and address of the Partnership, which is the person filing this Statement, is set forth in Item 1 above.

     (b) There is no material contract, agreement, arrangement or understanding or any material actual or potential conflict of interest between: (i) the Partnership and the General Partners;
(ii) the Partnership and the Purchaser; or (iii) the General Partners and the Purchaser. The General Partners are entitled to receive distributions of the Partnership's operating cash flow and net sale or refinancing proceeds, which amounts are subordinated to certain preferential returns due the limited partners of the Partnership (the "Limited Partners"), as outlined in the Partnership's Restated Limited Partnership Agreement, as amended to date (the "Agreement"). In addition, an affiliate of the General Partners is compensated for providing property management services to the Partnership. The Partnership paid this affiliate of the General Partners approximately $130,000 for the year ended December 31, 1997 and approximately $112,000 for the nine months ended September 30, 1998, for such services, pursuant to the terms of the Agreement. In addition, should the General Partners or their affiliates provide services to the Partnership in connection with the sale or refinancing of one of the Partnership's real properties, they will be entitled to a fee for such services, however, it will be subordinated to certain preferential distributions due to the Limited Partners, as set forth in the Agreement.

Item 4.        The Solicitation or Recommendation

     (a) Recommendation of the General Partners. The Partnership is not expressing an opinion and is remaining neutral towards the Offer to Purchase.

     (b) Background, Reasons for Recommendation. In deciding to remain neutral on the Offer to Purchase, the General Partners considered the fact that on September 9, 1998, the Partnership retained Landauer Associates, Inc. ("Landauer") to undertake a due diligence and market pricing analysis of two of the Partnership's
real properties   Delchamps Plaza Shopping Center and Shoppes on
the Parkway. Further, the Partnership recently engaged Valuation Research Corporation ("Valuation") to appraise the Partnership's smallest property, Ponderosa Unit No. 886, located in Garfield Heights, Ohio. The General Partners received the valuation information from Landauer and Valuation (both of which are unaffiliated with the Partnership and the General Partners). By taking the appraised value of the assets, and the cash and cash equivalents held by the Partnership, as of September 30, 1998, and then deducting the mortgage balances, the anticipated selling costs, the other liabilities of the Partnership and the wind-up costs of the Partnership, the Partnership has determined that the net liquidation value per Unit is approximately $1,110. As the Partnership is currently developing a strategy on how to best realize the Partnership's assets' underlying value, the General Partners remain neutral on the Offer to Purchase.

          The General Partners remain unable to determine how the Bidder will deal with the provision of the Agreement prohibiting a Limited Partner to transfer less than five Units or make any transfer of his Units if after such transfer he owns less than five Units, as the Offer to Purchase is silent on this matter. However, should a Limited Partner desire liquidity at this time, the Offer to Purchase gives the Limited Partner such an opportunity.

Item 5.        Persons Retained, Employed or to Be Compensated

     None.

Item 6.        Recent Transactions and Intent with Respect to
               Securities

     (a)  None.

     (b)  Not applicable.

Item 7.       Certain Negotiations and Transactions of the Subject
              Company

     (a) The Partnership has not engaged in any negotiation in response to the Offer to Purchase which relates to or would result in: (i) an extraordinary transaction, such as a merger or reorganization, involving the Partnership; (ii) a purchase, sale or transfer of a material amount of assets by the Partnership; (iii) a tender offer for or other acquisition of securities by or of the Partnership; or (iv) any material change in the present capitalization or dividend policy of the Partnership.

     As described in Item 4 of this Statement, the Partnership recently received the appraisals from Landauer and Valuation. However, the Partnership has not yet completed the development of its strategy on how to best realize the assets' underlying value and, therefore, will remain neutral towards the Offer.

     (b) There are no transactions, resolutions, agreements in principle or signed contracts in response to the Offer to Purchase that relate to or would result in one or more of the events referred to in Item 7(a).

Item 8.        Additional Information to Be Furnished

     None.

Item 9.        Materials to Be Filed as Exhibits

     (a)(1)    Letter to Limited Partners*

     (a)(2) Engagement Letter dated September 9, 1998 by and among Landauer Associates, Inc. and the Partnership*

     (a)(3)    Supplemental Letter to Limited Partners

__________________
* Previously Filed





     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 4, 1998

                         BRAUVIN INCOME PROPERTIES L.P. 6

                         By:  Brauvin 6, Inc.,
                              Corporate General Partner


                              By:  /s/ Jerome J. Brault
                                   Jerome J. Brault,
                                   President

                         By:  /s/ Jerome J. Brault
                              Jerome J. Brault,
                              General Partner



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                       Exhibit 9. (a) (3)

                                   December 4, 1998

Dear Limited Partners, Brauvin Income Properties L.P. 6:

     We previously reported that the Partnership engaged independent appraisers to appraise the Partnership's properties.
We are pleased to report on the results of the appraisals, as well as our analysis of the other assets and liabilities of the Partnership.

     In summation, based primarily on the independent appraisals of the assets, the estimated net liquidation value of each limited partner Unit as of September 30, 1998 is approximately $1,110 per Unit. This estimate was calculated by adding the appraised value of the assets, cash and cash equivalents held by the Partnership, and then deducting the current mortgage balances, the anticipated selling costs, the other liabilities and the estimated wind up costs of the Partnership.

     We would like to caution that this value per Unit is an estimate, and the ultimate amount actually received by each limited partner will be affected by items including, but not limited to, the timing of the liquidation of the assets, changes in market conditions, necessary Partnership reserves and the sale prices that can be negotiated. The value therefore could be more or less than that currently estimated. Please note that this estimated amount does not include any prior distributions or returns of capital.

     The General Partners are currently developing a strategy on how to best realize the assets' underlying value. We will keep you advised of our progress.

     We hope that this estimate is useful in your evaluation of your interest in the Partnership. If you have any questions, please do not hesitate to contact us.

                                   Sincerely,


                                   /s/ Jerome J. Brault

                                   Jerome J. Brault
                                   Managing General Partner